Exhibit 99.1

Ayr Wellness Reminds Holders of the Previously Announced Incentive for Cash Exercise and Notice of Early Expiry of All Remaining Warrants

Miami, Florida, September 21, 2021 — Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically-integrated cannabis multi-state operator, would like to provide a reminder of the notice provided on August 31, 2021 (“August Press Release”) of the accelerated expiry of the Company’s share purchase warrants (the “Warrants”). As announced in the August Press Release, the expiry of the Warrants is being accelerated as permitted under the warrant agency agreement dated December 21, 2017 between the Company and Odyssey Trust Company, as warrant agent, as amended. As announced, the expiry date of the Warrants is 5:00 p.m. (Toronto time) on September 30, 2021 (the “Accelerated Warrant Expiry Date”). The Accelerated Warrant Expiry Date falls on National Day for Truth and Reconciliation, a Canadian national holiday on which Canadian banks will be closed. As such, Warrantholders are encouraged to exercise their Warrants and provide the funding therefor in advance of September 30, 2021.

Please note, all Warrants not exercised on or before the September 30, 2021 Accelerated Warrant Expiry Date will expire worthless.

As well, Ayr would like to provide a reminder of the announcement made in the August Press Release providing incentive exercise rights (the “Warrant Incentive Program”) available to the holders of the Warrants (“Warrantholders”) who exercise their Warrants for cash. Ayr will be offering a C$0.75 incentive for the cash-only exercise of the issued and outstanding Warrants. Pursuant to the Warrant Incentive Program, the Warrants are exercisable at any time commencing on September 1, 2021 until the Accelerated Warrant Expiry. For instructions on the Warrant Incentive Program, please refer to the August Press Release: Link.

As a reminder, Warrantholders who hold their Warrants through Clearing and Depository Services Inc. (“CDS”) wishing to participate in the Warrant Incentive Program are required to withdraw their Warrants from CDS, which may take several business days. Accordingly, applicable Warrantholders are advised to begin this process immediately.

About Ayr Wellness

Ayr is a rapidly expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all or may not be successful; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: ir@ayrwellness.com